News Release

BROOKFIELD ESTABLISHES BRAZILIAN REAL ESTATE FUND

To Invest in Commercial Retail Shopping Centers in Brazil

New York, September 8, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) today announced that it has closed a specialty real estate fund focused on the acquisition of commercial retail shopping centers in Brazil. The Fund has more than $700 million of commitments, $200 million of which has been committed by Brookfield with the balance of the capital committed by four institutional investors.

“There is an increasing global investor interest in Brazil and growing demand for the types of investments that Brookfield owns and manages. We are pleased to be able to continue the growth of our asset management business with the formation of this fund and to provide our institutional partners with the opportunity to invest along-side us in this exciting market and attractive asset class. Brookfield has considerable experience investing in Latin America, most notably in Brazil, where we have a strong local management team and over 100 years of operating experience,” commented George Myhal, Managing Partner, Brookfield Asset Management.

***

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information and other “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “increasing”, “growing” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may impact trends implied by such forward-looking statements, namely the growth in investor interest in Brazil. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates and other risks detailed from time to time in documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise